                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                        Form 40-F
                      -------                               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                   No    X
                -------                              -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 9, 2003           By     /s/  Harvey Chang
                                --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

                      TSMC Monthly Sales Report March 2003

Hsinchu, Taiwan, April 9, 2003-Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for March 2003 totaled NT$13,851 million, representing a 12.2 percent increase over February 2003. On a year-over-year basis, net sales for March 2003 increased 12.8 percent. Revenues for January through March 2003 totaled NT$39,325 million, an increase of 9.9 percent over the same period in 2002.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, said TSMC's revenue has clearly touched bottom in the first quarter of 2003. The revenue growth for March 2003 was mainly due to increased wafer shipments and increased demand for advanced technologies, including the Company's 0.13-micron process technology. Mr. Chang added that the monthly sales for the second quarter of 2003 are expected to increase sequentially.

                                      # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------
Net Sales                      2003(1)                2002                Growth
--------------------------------------------------------------------------------
March                          13,851                12,277                12.8%
--------------------------------------------------------------------------------
January through March          39,325                35,790                 9.9%
--------------------------------------------------------------------------------
(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
-----------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
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

Mr. J.H. Tzeng                    Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-567-3338               Tel:886-3-5673347 (O)           Tel:886-3-5673345(O)
     886-928-882-607(Mobile)          886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121               Fax:03-5670121                  Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw       E-Mail:jhchoua@tsmc.com.tw      Email: ssguo@tsmc.com.tw
        -------------------              -------------------             -----------------
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